Exhibit 14.2

Advanced Accessory Systems, LLC
Code of Ethics Policy

Purpose:  The AAS Code of Ethics describes standards of conduct for all employees, officers, and directors of Advanced Accessory systems, LLC and its subsidiaries. The purpose of this Code is to provide guidance and set common ethical standards that each of us adheres to on a consistent basis.

You, as an employee, are responsible for complying with both the letter and spirit of the Code, Company Policies, and applicable laws and regulations. You also have a duty to report apparent misconduct by others on a confidential basis using appropriate channels, as addressed below, and to assist AAS in the prevention and correction of these problems.

Reporting Violations: Promptly report any activity that appears fraudulent or illegal or otherwise in violation of the Code. In addition to a senior level internal contact, you may contact the Audit Committee of the Board of Managers (the “Audit Committee”) as described in the “Important Contact Information” at the end of this code. Anonymous reports will be investigated if sufficient information is provided. However, AAS encourages you to identify yourself, on a confidential basis, in case additional information is necessary during the investigation.

Compliance with Laws: While the law prescribes a minimum standard of conduct, this Code requires conduct that may exceed the legal standard.

Antitrust and Trade Regulation: Laws against unfair competition, also known as antitrust, monopoly or fair trade laws, are designed to protect the competitive marketplace. Typically, it is illegal to agree with competitors to do any of the following:
•	fix prices, terms, or conditions;
•	divide or allocate customers, markets, or territories;
•	refuse to do business with particular sources; or
•	exchange or discuss non-public sales information.

Improper Payments: U.S. federal law prohibits giving or offering bribes, kickbacks, or similar payment or consideration of any kind of any governmental official, political party or candidate for political office outside of the U.S. (or to any intermediaries, such as agents, attorneys, or consultants) in order to obtain or retain business for, or direct business to, AAS.

Work Environment and Conduct: AAS requires that all employees treat one another with respect and in a manner that complies with this Code and all applicable laws and regulations.

Diversity & Equal Employment Opportunity: AAS is committed to complying with all applicable civil rights, human rights, and labor laws; to providing equal employment opportunity to employees and job applicants; and to maintaining a diverse work force and a workplace free from discrimination based on a protected characteristic, or harassment, intimidation, and retaliation in connection therewith. AAS seeks to recruit, hire, train, and promote the most qualified applicants and employees, without regard to age, color, disability, ethnicity, marital or family status, national origin, race, religion, sex, sexual orientation, veteran status, or any other characteristic protected by law. All hiring and promotion decisions are based on the qualifications of the individual applicants or employees as such qualifications relate to the particular job.

Harassment: AAS prohibits all forms of harassment and discrimination based on age, color, disability, ethnicity, marital or family status, national origin, race, religion, sex, sexual orientation, veteran status or any other characteristic protected by law. This policy applies not only to all AAS employees, officers, and directors, but also to outside vendors, professionals, and other providers of goods or services to AAS. This policy applies in the workplace as well as in work-related settings outside the workplace, such as business trips and AAS-sponsored or authorized social events or other functions. AAS also prohibits retaliation for reporting in good faith any actual or suspected violation of any law, regulation, or this Code.

Conflicts of Interest: A conflict of interest may arise when an employee receives improper personal benefits as a result of his or her position in AAS. You are expected to avoid all situations that might lead to a real or apparent material conflict between your self-interest and your duties and responsibilities as an employee. If you believe you may have a conflict of interest or even the appearance of such, it is to be reported to the senior operating or finance person at your location for a determination and resolution.

Safeguarding Confidential Information: Confidential information may not be shared with anyone outside of AAS, including family and friends, or with other employees who do not need the information to carry out their duties. You may be required to sign a specific confidentiality agreement in the course of your employment at AAS. You remain under an obligation to keep all information confidential even if your employment with AAS ends.

Gifts, Meals and Entertainment: In general, neither you nor your Immediate Family should solicit, accept, or retain any personal benefit from any client, customer, vendor or any other firm or individual doing or seeking to do business with AAS. Likewise, AAS employees should not provide gifts, meals, or entertainment to other employees or outside parties other than normal and customary courtesies (respecting the policies of our customers and service providers) of nominal value. Such entertainment must be appropriate, given the employee’s duties and responsibilities within the Company, and the business purpose and participants documented on the expense report. Gifts, meals, and entertainment must be approved by the supervisor of the senior-most employee participating in the activity.

Outside Activities: You are encouraged to seek the guidance of your supervisor in determining the appropriateness of any outside employment, services for compensation, consultant, lecturer or author activities that may constitute a real or apparent conflict of interest.

Fair Dealing: Employees must disclose prior to or at their time of hire, the existence of any employment agreement, non-compete or non-solicitation agreement, confidentiality agreement or similar agreement with a former employer that in any way restricts or prohibits the performance of any duties or responsibilities of their positions with AAS. In no event shall an employee use any trade secrets, proprietary information, etc. acquired in the course of his/her employment with another employer in the performance of duties for or on behalf of AAS.

Protection and Proper Use of AAS Property: You should not disclose AAS’ proprietary information to anyone without proper authorization. All work product that you develop within the scope of your employment with AAS is the sole and exclusive property of AAS and shall be deemed to be a work made for hire, whether or not the work product was developed at AAS facilities, on AAS time, or using AAS resources.

Use of Computer Systems, E-Mail, and the Internet: The use of computer equipment, software, e-mail, and the internet is limited to: for business purposes only. Employees should have no expectation of privacy when using the AAS electronic mail or other messaging systems or the AAS Internet connection.

Use of AAS Stationery: Employees may not use corporate, bank, or other official stationery for personal purposes.

Dealing with Suppliers: AAS purchases all goods and services on the basis of price, quality, availability, terms, and service. You should award orders, contracts, and commitments to suppliers of goods or services without real or apparent favoritism of any kind and strictly on the basis of merit and on an arms-length, negotiated, third-party basis. Information pertaining to AAS procurements is subject to AAS policies regarding proprietary and confidential information. It can be shared internally only with other employees who have been designated by authorized personnel, and should not be communicated outside of AAS except as authorized.

Limits on Authority: You should be aware of the limitation on your authority to act on behalf of AAS and should not take any action that exceeds those limits. You should not sign any document on behalf of AAS, nor in any other way represent or exercise authority on behalf of AAS, unless specifically authorized to do so.

Books, Records, Accounting and Financial Reporting: AAS and its subsidiaries are charged with maintaining the highest standards of financial record keeping, disclosures, and reporting in conformance with U.S. (and when appropriate, local) GAAP. Therefore, any concerns regarding deviation from these standards, should be immediately reported.

Important Contact Information: As previously mentioned, all employees are obligated to comply with the Company’s Code of Ethics and to report any activity by a colleague or outside party that appears to violate applicable laws, regulations, or this Code. The Company commits to use its best efforts to maintain all reported matters on a confidential basis and will require your complete candor and cooperation if an internal investigation is required. Reporting a concern will not subject the employee to discipline or any form of retribution absent a knowingly or recklessly false report.

You are requested to report by mail or e-mail any matter believed to violate the Code of Ethics on a confidential basis to the senior-most finance person in your company or at the corporate level which currently includes:

•	Ron Gardhouse, Advanced Accessory Systems, LLC
12900 Hall Road, Suite 200
Sterling Heights, MI 48313
rgardhouse@aasllc.com

•	Paulette Brinker, SportRack, LLC
12900 Hall Road, Suite 200
Sterling Heights, MI 48313
pbrinker@aasllc.com

•	Tom McMillan, Valley Industries
1313 South Stockton Street
Lodi, CA 95240
tmcmillan@valleyindustries.com

•	Bernie Lagrou, Valley Automotive
32501 Dequindre Road
Madison Heights, MI 48071
blagrou@aasllc.com

•	Wim Rengelink, Brink International B.V.
Industrieweg 5
7951 CX, Staphorst, Holland
wrengelink@brinkweb.com

As an alternative, at your discretion, you may report concerns regarding Code of Ethics violations by mail or e-mail directly to the Audit Committee, bypassing Company personnel, as follows:

•	William M. Pruellage, Audit Committee Chairman
P.O. Box 8074
New York, NY 10150-8074
auditcommittee@aasllc.com

Note: The Code of Ethics will be posted for your reference on Advanced Accessory Systems and Subsidiary Company websites.